SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 1-4802

BD 401(k) Plan

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey		07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)		(ZIP CODE)
(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020

Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

BD 401(k) Plan

December 31, 2020 and 2019

With Report of Independent Registered Public

Accounting Firm

Annual Report on Form 11-K

BD 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019 and for the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrative Committee of BD 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BD 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1986, but we are unable to determine the specific year.

New York, NY

June 29, 2021

BD 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31, 2020	December 31, 2019
Assets
Beneficial interest in BD Defined Contribution Plan Master Trust	$4,909,332,430	$4,462,976,986
Notes receivable from participants	64,291,609	63,485,475
Contributions receivable - participants	199,838	—
Contributions receivable - Company	20,753,920	23,399,362
Pending trade settlements	1,714,836	3,312,702

Total assets	$4,996,292,633	$4,553,174,525
Liabilities
Pending trade settlements	1,874,145	2,126,709
Investment management fees payable	231,442	249,765

Total liabilities	2,105,587	2,376,474

Net assets available for benefits	$4,994,187,046	$4,550,798,051

See accompanying notes

BD 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions:
Net appreciation, interest and dividends from beneficial interest in BD Defined Contribution Plan Master Trust	$545,709,441
Interest income on notes receivable from participants	3,200,200
Participants’ contributions	195,758,393
Rollover contributions	29,646,925
Company contributions	67,535,056

Total Additions	841,850,015
Deductions:
Benefits paid directly to participants and beneficiaries	396,494,280
Administrative expenses	1,966,740

Total Deductions	398,461,020
Net increase in net assets available for benefits	443,388,995
Net assets available for benefits at beginning of year	4,550,798,051

Net assets available for benefits at end of year	$4,994,187,046

See accompanying notes.

BD 401(k) Plan

Notes to Financial Statements

December 31, 2020

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the BD 401(k) Plan (the Plan) are maintained on the accrual basis of accounting.

Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (BD or the Company) and the Plan. Expenses that are paid by the Company are excluded from these financial statements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and December 31, 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded. At December 31, 2020, the interest rates on notes receivable from participants ranged from 4.25% to 10.50% with maturities ranging from 2021 to 2040.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value with the exception of the stable value fund noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Participants have the option of investing in a stable value fund which is a separately managed account. The stable value fund purchases synthetic investment contracts (Synthetic GICs). These investment contracts are recorded at contract value (see Note 5). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year (see Note 3 for description of how income from the master trust (the Trust) is attributed to the Plan).

2. Description of the Plan

General

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program in various types of investments, including stock of Becton, Dickinson and Company. Full-time and part-time employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Part-time and temporary employees are eligible for participation in the Plan after the completion of 1,000 hours of service as defined by the Plan. Becton, Dickinson and Company is the sponsor of the Plan.

Master Trust

The Plan, as well as the Bard Puerto Rico Retirement Savings Plan and the BD Caribe LTD Savings Incentive Plan (SIP) for Employees at Becton Dickinson Caribe LTD sponsored by the Company participate in the BD Defined Contribution Master Trust (the Trust).

Fidelity Management Trust Company is the trustee of the Trust (the Trustee) and Fidelity Workplace Services, LLC is the Plan record-keeper.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for the termination insurance provided by the Pension Benefit Guaranty Corporation.

Contributions

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 60%. Employees who do not make an election not to participate are automatically enrolled at a deferral rate of 6% of compensation. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid.

For 2020, pre-tax contributions are subject to annual Internal Revenue Code (Code) limitations of $19,500, plus a catch-up contribution of $6,500 for participants age 50 and older. Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. From May 1, 2020 to October 15, 2020 the Company suspended matching contributions due to the impact on the Parent Company’s operations related to the coronavirus (COVID-19) pandemic. The Plan authorizes the Company to make bi-weekly contributions to the Plan in an amount equal to 75% of eligible employee contributions during said period less any forfeitures. Employee contributions can be in either pre-tax 401(k) dollars or after-tax dollars or a combination of both. Employee contributions in pre-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

The Plan allows for an additional non-elective contribution for employees hired or rehired on or after January 1, 2018 by BD and employees hired by C.R. Bard Inc (a subsidiary of Becton, Dickinson and Company) on or after January 1, 2011, or rehired on or after January 1, 2012. The non-elective contribution under the Plan consists of a lump sum payment made to participants’ accounts following the end of each plan year and is calculated as a percentage of compensation determined by a participant’s full years of service. For purposes of determining the annual retirement contribution, compensation includes base pay, overtime, commission and bonus, subject to annual limitations under the Internal Revenue Code.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses, when applicable. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Please refer to the plan document for additional details.

Investment Options

A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Plan:

•	Stable Value Investment Option, Synthetic GICs (see note 5),

•	Life Index Retirement Funds Option,

•	U.S. Large Cap Stock Investment Option,

•	U.S. Mid Cap Stock Investment Option,

•	Non-U.S. Markets Stock Investment Option,

•	U.S. Small Mid Cap Stock Investment Option,

•	U.S. Capital Appreciation Investment Option,

•	Mutual Fund Investment Option,

•	Company Common Stock Fund Investment Option.

Any portion of the Plan’s assets, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The Vanguard Federal Money-Market account is a holding account and represents funds received awaiting allocation to an investment fund.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Loans for any general purpose can have a term of up to 5 years. Loans for the purchase of a home can be up to 20 years. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly loan repayments on any outstanding loan balance. If the participant elects not to make monthly loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into law. As part of the provisions of the CARES Act, the Company adjusted 401(k) loan limits up to $100,000 or 100% of a participant’s account balance that is vested, whichever is lower. The act also allowed for early distributions of up to $100,000 without a 10% early distribution penalty. If the participant chooses to pay the withdrawal amount back within three years, the amount withdrawn will not be recognized as taxable income. If pay back arrangements are not made, the taxes on the income will be recognized as taxable income over three years (one-third each year), beginning in the 2020 tax year.

Vesting

The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage
Less than 2 years	–%
2 years but less than 3 years	50
3 years but less than 4 years	75
4 years or more	100

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of December 31, 2020 and December 31, 2019, were approximately $1,447,835 and $1,225,318, respectively. For the year ended December 31, 2020, forfeitures used to reduce Company matching contributions were $3,804,066.

Payment of Benefits

Upon separation from service with the Company due to retirement, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum payment or may elect to receive the balance in their account over a period of 2 to 15 years in monthly, quarterly, or annual installments. They may also elect to leave their balance in the Plan until April 1st of the calendar year following the year in which they turn 72 years of age.

Upon separation from service with the Company due to termination, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum payment. They may also elect to leave their balance in the Plan until April 1st of the calendar year following the year in which they turn 72 years of age.

If the participant dies, the participant’s beneficiary will receive a lump sum distribution of their balance. If the beneficiary is the participant’s spouse, he/she may elect to defer payment to a later date.

If the participant becomes disabled and qualifies for Social Security benefits, they may elect to receive a lump sum distribution of their account; otherwise, the account will remain active until the earlier of the date they turn age 65 or their death.

If upon termination or retirement, a participant’s vested account balance is $1,000 or less, they will automatically receive a cash lump-sum distribution equal to their vested account balance as soon as administratively possible after the participant’s termination or retirement.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intention to do so, the Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, subject to The Employee Retirement Income Security Act of 1974 (ERISA), provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions. In the event of Plan termination, participants will become 100% vested in their accounts.

3. Master Trust Information

The Trustee holds all of the investments and is authorized to execute transactions. Financial information relating to the assets held by the Trust is included in the accompanying financial statements based on information provided by the Trust. The Plan holds a divided interest in the assets of the Trust. The Plan’s share of net assets in the Trust and net appreciation, interest and dividends in the Trust, was determined by the Trustee as of December 31, 2020 and 2019 and for the year ended December 31, 2020 on the basis of the Plan’s specific ownership interest in the Trust’s underlying assets, plus the Plan’s cumulative contributions, less the Plan’s cumulative benefit payments and share of administration expenses.

Investment gains and administrative expenses related to the Trust are allocated to the individual plans based upon average monthly balances by each plan.

The following tables present the Master Trust balances and the Plan’s interest in the Master Trust balances as of December 31, 2020 and 2019:

	Master Trust Balances as of December 31, 2020	Plan’s interest in Master Trust Balances as of December 31, 2020

Becton, Dickinson and Company common stock	$517,371,637	$498,607,896
Common collective trusts	3,698,260,224	3,665,306,834
Mutual funds	219,302,725	217,725,939
Cash equivalents	16,589,325	16,404,012

Total investments at fair value	4,451,523,911	4,398,044,681
Investment contracts at contract value (see note 5)	515,946,899	511,287,749

Total investments	$4,967,470,810	$4,909,332,430

	Master Trust Balances as of December 31, 2019	Plan’s interest in Master Trust Balances as of December 31, 2019

Becton, Dickinson and Company common stock	$606,050,333	$582,796,209
Common collective trusts	3,284,232,249	3,252,077,548
Mutual funds	145,906,145	145,409,932
Cash equivalents	13,917,808	13,710,923

Total investments at fair value	4,050,106,535	3,993,994,612
Investment contracts at contract value (see note 5)	471,258,618	468,982,374

Total investments	$4,521,365,153	$4,462,976,986

The following table presents the net appreciation in fair values of investment and investment income of the Master Trust and Plan for the Year Ended December 31, 2020:

	Master Trust Balances	Plan’s interest in Master Trust Balances

Interest, dividends and other income	$27,272,902	$26,873,896
Net appreciation	521,213,999	518,835,545

Total investment gain	$548,486,901	$545,709,441

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation methodologies used for assets measured at fair value as described below from December 31, 2019 to December 31, 2020.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end. These investments are determined to have a readily determinable fair value as the net asset value per unit is determined and published daily and is the basis for current transactions. These assets carry no restrictions on redemption.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, which are actively traded on an open market.

The Plan’s Investment Committee is responsible for determining the valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Trust’s investments. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contracts, economic conditions, industry and market developments and overall credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2020 and December 31, 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Common collective trusts	$3,698,260,224	—	—	$3,698,260,224
Cash equivalents	16,589,325	—	—	16,589,325
Mutual funds	219,302,725			219,302,725
Company common stock	517,371,637	—	—	517,371,637

Total investments at fair value	$4,451,523,911	—	—	$4,451,523,911

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Common collective trusts	$3,284,232,249	—	—	$3,284,232,249
Cash equivalents	13,917,808	—	—	13,917,808
Mutual funds	145,906,145			145,906,145
Company common stock	606,050,333	—	—	606,050,333

Total investments at fair value	$4,050,106,535	—	—	$4,050,106,535

5. Fully Benefit-Responsive Investment Contracts

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments.

In determining the net assets available for benefits, the Synthetic GICs are recorded at net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the

Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. Certain events limit the ability of the Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Trust or the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain events could allow the issuers of the Synthetic GICs to terminate fully benefit-responsive investment contracts with the Plan and settle for an amount different from contract value. Examples of such events would include (i) the Plan’s loss of tax-exempt status, (ii) a material breach of responsibility by the Plan which cannot be corrected, or (iii) adverse changes to provisions of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would cause termination of a contract for an amount different from contract value is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 7, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, will remain qualified and the related trust will remain tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Related Parties and Party-In-Interest Transactions

As of December 31, 2020 the Plan held 1,992,678 shares of the Company’s common stock with a fair value of $498,607,896. As of December 31, 2019, the Plan held 2,142,869 shares of the Company’s common stock with a fair value of $582,796,209. During the year, the Plan purchased and sold 24,672 shares for $5,678,868 and 174,863 shares for $44,587,053, respectively, of the Company’s common stock and received $6,566,944 in dividends on the shares of common stock.

Party-in-interest transactions also include the Trust’s investments in certain common collective trusts and mutual funds that are managed by the investment managers of the Plan. Among which, Northern Trust funds held by the Trust are managed by Northern Trust, whereas Black Rock funds are managed by Black Rock, Inc., Fidelity funds are managed by the Trustee, Vanguard funds are managed by The Vanguard Group and State Street funds are managed by State Street Global Advisors. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

8. Risks and Uncertainties

The Trust and the Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

Becton, Dickinson and Company announced, on May 6, 2021 the spin-off of the Diabetes Care business into an independent publicly traded company which is not expected to have a material impact on the Plan.

SUPPLEMENTAL SCHEDULE

BD 401(k) Plan

EIN #22-0760120 Plan #011

Schedule of Assets 4(i) – (Held at End of Year)

December 31, 2020

Identity of Issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

Notes receivable from participants*	Interest rates ranging from 4.25% to 10.50%; maturities ranging from 2021-2040	$64,291,609

*	Represents a party-in-interest to the Plan.

BD 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of Becton, Dickinson and Company, the Plan Administrator of the BD 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BD 401(k) Plan

Date: June 29, 2021	/s/ Kristi Payne, Member, Plan Administrative Committee

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm